EXHIBIT 14

AMERICAN EAGLE OUTFITTERS, INC.

Code of Ethics

Dated December 21, 2005

Introduction

The American Eagle Outfitters Code of Ethics guides associates in conducting themselves in a legally and ethically appropriate manner, and defines various responsibilities of all Associates of the Company. This Code applies to all Associates and the Board of Directors of American Eagle Outfitters, Inc and its subsidiaries. It sets forth written standards designed to deter wrongdoing and to promote:

-	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
-	Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company;
-	Compliance with applicable laws, rules and regulations;
-	The prompt internal reporting to the most appropriate person, from your supervisor, your Human Resources representative or a member of our Legal Department, or through the AE Hotline phone 888-587-3582 or at aehotline.com, which may be done anonymously; and
-	Accountability for adherence to the Code.

Abiding by this Code is a condition of your employment with the Company. Any failure to follow these guidelines will result in disciplinary action, which may include termination of employment, payment of damages and criminal penalties under the law.

Compliance with Laws

You are responsible for knowing and following all laws, rules and regulations that apply to your job at the Company. If you are unsure regarding a legal requirement or the application of a law to your particular situation, you should ask your supervisor, your Human Resources representative or a member of our Legal Department.

Conflicts of Interest

All business decisions must be made in the best interest of the Company. Your personal interests and what is best for the Company are not always the same. These conflicts of interest, including situations resulting in the appearances of a conflict, should be avoided, with limited exceptions. Conflicts of interest include those situations where you have an ownership interest in a Company vendor, supplier, service provider or landlord, or in a competitor of the Company. This potential for conflict extends not just to you, but also includes members of your immediate family, i.e. your spouse or life partner; parents; children; siblings; mothers and fathers-in-law; sons and daughters-in-law; and brothers and sisters-in-law.

Examples of activities that could represent a conflict of interest include:

-	Having a significant ownership interest in a company doing business with the Company;
-	Holding a second job that interferes with your ability to do your regular job; or
-	Hiring for the Company a supplier, distributor or other service provider managed or owned by one of your relatives or close personal friends.

If the conflict cannot be avoided or where an advantage is provided to the Company, the conflict must be disclosed in advance and in writing to your supervisor and to the Chief Financial Officer and General Counsel in accordance with the Company's Related Party Transaction Policy. All related party transactions involving executive officers or directors must be approved in advance by the Audit Committee of the Board of Directors and all other related party transactions must be approved in advance in accordance with the Related Party Transaction Policy.

Gifts and Business Entertainment

You may not directly or indirectly (e.g., through a family member) solicit, accept or retain any gift or personal benefit from any vendor, supplier, service provider, landlord or other party with whom the Company has a business relationship or which is seeking to do business with the Company. A "gift" or "personal benefit" includes, by way of example: merchandise; use of facilities or any special treatment or advantage; or non-business entertainment (i.e., an event with no business purpose or where the vendor or supplier does not attend). The only exceptions to this prohibition are the following situations, so long as they are not reasonably likely to influence your business decisions:

-	Business-related entertainment (such as attending a sporting or cultural event) or meals. To be "business-related" the other business party, such as a vendor or supplier, must attend and there must be a business purpose for the meeting, such as discussing existing or future business.
-	Personal, non-monetary gifts of a nominal value (generally less than U.S. $50 or equivalent per person). Sports or event tickets for your personal use where the other business party does not attend are "gifts" subject to this limit.
-	Gift baskets or flowers, as long as they are shared with your entire department.
-	Paid trips or accommodations in connection with Company business if prior approval is obtained from your respective Vice President or a more senior officer.

Exceptions from the above policy may apply in certain circumstances and must be approved in advance by your respective Vice President or a more senior officer.

Under no circumstances should you accept a gift at a location other than your place of business. Furthermore, under no circumstances may you accept directly or indirectly (e.g. through a family member) cash, securities or monetary instruments, whether outright or as a loan. The only permissible loans are from financial institutions made in the ordinary course of their business and on generally available terms and conditions.

Giving gifts or providing entertainment to any current or prospective vendor, supplier, service provider, landlord or other party that does or seeks to do business with the Company must be for a proper business purpose and in the best interest of the Company. All business-related entertainment expenses must be properly documented in accordance with the Company's Travel and Expense Policy. Any gifts should be valued at less than U.S. $50 (or equivalent). Gifts or payments should never be made, directly or through an agent, to any governmental official in any country in violation of the U.S. Foreign Corrupt Practices Act or any other law. Any questions on this issue should be addressed to the Legal Department.

Examples of these guidelines include:

-	A vendor which whom you do business with visits our facility. You buy lunch for him/her. This is not a violation. Why? Generally, providing business-related meals is allowed.
-	A vendor sends you a gold pen as a gift that you should reasonably know is worth U.S. $175. This is a violation. Why? Accepting a gift of more than a nominal value (generally U.S. $50 or equivalent) from a vendor is a violation of this Code. You should either return the pen or give the vendor a personal check for the value. If you are unsure of the value, return it. In any event, you should advise the vendor about our policies regarding conflicts of interest.
-	A vendor gives you two tickets to a professional sporting event, with a face value of U.S. $75, that the vendor will not be able to attend. You accept the tickets without obtaining pre-approval from your respective Vice President or more senior officer. This is a violation. Why? Accepting gifts of more than a nominal value (generally U.S. $50 or equivalent) from a vendor without pre-approval from your respective Vice President or more senior officer is a violation of this Code. You may not accept the tickets if the total face value of the tickets received is more than U.S. $50, even if the vendor did not pay for them. In that case, you should either decline the tickets or give the vendor a personal check for the face value of the tickets.
-	You take a vendor to a Steelers game with tickets at a face value of U.S. $100 and then to dinner and you discuss an ongoing business project. This is not a violation. Why? Generally, business-related entertainment is acceptable.
-	A vendor gives you and a co-worker tickets to a concert each with a face value of U.S. $55 and you plan to meet the vendor's team at the event. This is not a violation. Why? Generally, accepting business-related entertainment is allowed.
-	A Company fixture vendor builds a cabinet for you for free at your home. This is a violation. Why? The Company's policy on vendor gifts applies at home as well as in the workplace.
-	A Company vendor offers to let your family use her condominium at the beach for a week without charge. This is a violation. Why? The use of the condominium is a personal benefit that is the same as a gift and clearly in excess of U.S $50 in value.

Any violation of these guidelines, including the giving or receiving of an improper gift or personal benefit, is a violation of this Code and will subject you to disciplinary action, up to and including termination of employment.

Confidential Information

In the course of working at the Company you may have access to confidential information of the Company or our suppliers. Confidential information is information that is not generally known by the public. Some examples include, but are not limited to: personal employee data, such as health information, salary or performance evaluations; business strategies, plans or budgets; merchandise designs, patterns, fabrications or fit; names of vendors; vendor pricing; training manuals and materials; unannounced financial results, such as sales or earnings; organizational charts and information in company personnel directories.

Use confidential information only as necessary to do your job. Never use it for your own personal benefit. Never share confidential information within the Company unless required as a part of your job. Avoid discussing it in public places. Before disclosing confidential information outside of the Company, you must make sure a non-disclosure agreement has been signed by the outside party first and authorized by an officer of the Company.

Your obligation to preserve confidential information continues after the termination of your employment with the Company. You must return all Company materials, such as manuals, computers, documents, software, etc. on or before your last day of employment. You may not divulge or use in any way confidential information or documents containing confidential information that you learned about or received while working for the Company.

Insider Trading

It is against the law to trade in Company stock if you know material information about the Company that has not yet been made public. You should refer to the Company's Securities Law Compliance Policy for information on open trading windows and whether you must pre-clear any purchase or sale of Company stock.

Accuracy of Company Financial Records

The Company files reports with the Securities and Exchange Commission and makes other disclosures to the investing public. You have an obligation to ensure that these reports and disclosures are full, fair, accurate, timely and understandable by maintaining the accuracy and completeness of all records, accounts and information that you prepare as part of your job. You must comply with all Company accounting policies, procedures and internal controls.

If you have any concerns about the Company's accounting, internal controls or financial reporting, you must report them through the AE Hotline.

Theft of Company Assets

Taking or using Company assets for personal purposes without appropriate permission from the Company is stealing and prohibited. Company assets may never be used for illegal purposes. You are prohibited from doing anything that involves theft, fraud, embezzlement or misappropriation of Company assets. If you learn of any such activity, you must report the details through the AE Hotline.

Other Company Policies

The Company has a number of other policies and procedures in addition to this Code. You are required to know and obey all of the Company policies that apply to your job. From time to time, new policies will be adopted and existing policies will be revised. We have the right to make these changes effective without notice; however, we will notify all affected Associates as soon as practical.

Guidance on Complying with this Code

If you are unsure or have any question about the application of this Code, you should seek the advice and guidance of your supervisor, your Human Resources representative or a member of the Legal Department. When in doubt do not hesitate to ask!

Waiver of Compliance

Any waiver of this Code for an Associate may be made only by the Chief Executive Officer or the CEO's designee. Any waiver of this Code for a Director or Executive Officer may be made only by the disinterested members of the Board of the Directors or the Nominating and Corporate Governance Committee of the Board and shall be disclosed to the public on the Company's website or by filing with the U.S. Securities and Exchange Commission as required by law.

Reporting Violations

If you learn of a violation of this Code or have good reason to suspect a violation, you must report it to the appropriate person. Depending on the circumstances, this could be your supervisor, your Human Resources representative, a member of the Legal Department or through the AE Hotline. All reported violations, including the identity of the Associate making the report, will be kept confidential to the extent possible under the circumstances. You may always report a violation anonymously without providing your name or other personal information through the AE Hotline phone (888-587-3582) or at aehotline.com. Even if reporting anonymously, it is important that you provide as many details regarding the incident as possible, e.g., who you suspect is involved, at what location, any other parties, etc.

No Retaliation

It is strictly against Company policy for a Company official to take any action in retaliation against an Associate for reporting or threatening to report a violation of this Code in good faith or for cooperating in any investigation of a violation of this Code. Any such retaliation is itself a violation of this Code.

Confirmation of Compliance

You will be required to certify in writing (or by electronic means) on an annual basis to confirm that you have read and understand the guidelines in this Code of Ethics and that you are not aware of any violation of these guidelines by yourself or any other person.